UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS NET INCOME OF US$182 MILLION FOR FULL YEAR 2018, THE HIGHEST SINCE THE GROUP’S FORMATION IN 2012

Santiago, Chile, March 12, 2019 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the fourth quarter ending December 31, 2018. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.81 per USD.

Highlights

•	LATAM Airlines Group reported an operating income of US$295.2 million for the fourth quarter of 2018, a 9.3% increase compared to the US$270.0 million operating income in the fourth quarter of 2017. Operating margin reached 10.6%, an increase of 0.8 percentage points compared with the same period last year. This margin expansion was driven by a 2.3% increase in passenger revenues and relatively flat operating expenses, despite the 27.9% increase in fuel costs during the quarter. For the full year 2018, the Company achieved an operating margin of 6.8%, in line with its guidance.

•	LATAM reported net income of US$148.7 million for the fourth quarter 2018, an increase of US$81.5 million compared with the same period in 2017. For full year 2018, the Company reached a net income of US$181.9 million, compared with US$155.3 million in 2017 – the highest result since the association between LAN and TAM, despite the US$157.7 million foreign exchange loss and the US$664 million increase in fuel costs during 2018.

•	Total revenues in fourth quarter reached US$2,788.3 million, an improvement of 0.8% year-on-year. This increase was driven by a 2.3% increase in passenger revenues as a result of 6.5% capacity growth (ASK) despite a 4.0% decline in passenger revenue per available seat kilometer (RASK). For full year 2018, revenues reached US$10,368.2 million, an increase of 2.0% compared with the same period in 2017.

•	Total operating expenses declined 0.2% year-over-year in the fourth quarter to US$2,493.2 million, despite a 27.9% increase in fuel cost compared with the same period last year. Excluding fuel costs, total operating costs declined 10.1% year-over-year in the fourth quarter. Cost per ASK fell 6.3% year-over-year, while costs per ASK excluding fuel decreased 15.6% year-over-year, reflecting a leaner and more efficient organizational structure as well as other operational efficiencies achieved in 2018. For full year 2018, total operating cost increased 2.3%, driven by a 28.6% or US$664.2 million increase in fuel cost during the year. Cost per ASK fell 2.6% in 2018, while cost per ASK excluding fuel fell 10.8%.

•	LATAM’s gross financial debt decreased by US$630 million, reaching a leverage of 4.3x, which represents a reduction from 4.5x at the end of 2017. Furthermore, free cash flow reached US$1,158.6 million and liquidity reached US$2.0 billion, including cash, cash equivalents and US$600 million of an undrawn revolving credit facility (RCF)[1], equivalent to 19.3% of the last 12 months’ revenues. In addition, in January 2019, LATAM successfully priced a US$600 million senior unsecured notes issuance, due in 2026, at an annual coupon rate of 7.0%.

•	In December 2018, LATAM Airlines Group inaugurated its first direct flight to Tel Aviv from Santiago, Chile, via Sao Paulo, Brazil, marking the Group’s arrival to its fifth continent, Asia. This is the only direct service between the region and Israel. Also, the Company renewed its co-branding agreement with Banco Santander-Chile, extending their alliance in Chile to continue developing travel benefits for their respective customers over the next seven years.

1 Subject to borrowing base availability

1

•	In January 2019, LATAM Airlines Group was ranked as the most punctual ‘Mega Airline’ in the 2018 Official Airline Guide (OAG), which compares the largest 20 operators in terms of scheduled flights. It was also placed seventh among all airlines. The ranking is based on on-time performance (OTP) and considers flights that land within 15 minutes of their scheduled arrival time. LATAM received this recognition after operating 85.6% of its flights on-time during 2018.

•	In February 2019, the CVM (Comissão de Valores Mobiliários), the Brazilian securities regulator, approved the transaction proposed by LATAM Airlines Brazil to acquire the outstanding shares of Multiplus, its loyalty program in Brazil. Thus, the company launched a delisting tender offer process that will last from March 1st to April 1st for the 27.3% that belongs to minority shareholders at a price of R$26.84 per share. This price corresponds to the R$27.22 previously announced, adjusted by dividend payments.

•	Finally, in March 2019, LATAM Airlines Group announced a US$300 million expansion plan by its affiliate LATAM Airlines Colombia – which is already considered in the Group’s investment plan - to double its domestic operation in Colombia over the next three years with a focus on corporate traffic. The expansion reflects the high growth potential that the Company has identified when considering trips per capita in Colombia, the second largest market in South America. Starting in the second half of 2019, passengers will benefit from additional capacity in routes from Bogota to Cali, Medellin and Bucaramanga.

MANAGEMENT COMMENTS ON full year 2018

2018 was a challenging year for the airline industry in South America with increasing fuel prices, political instability prior to the presidential election in Brazil, economic volatility in Argentina and the devaluation of local currencies, which impacted demand for international travel.

Despite this context, LATAM delivered healthy financial results year-on-year. LATAM achieved the highest net income since the association between LAN and TAM in 2012, generating a cash flow after investments of over US$1.1 billion. In addition, it continues to deleverage while maintaining healthy liquidity levels.

The operating result in 2018 reached US$705 million, almost the same result achieved in 2017, despite US$664 million additional fuel costs over the same period due to a 29.7% increase in fuel price. LATAM’s strong financial results were underpinned by its resiliency, which is based on delivering on cost saving initiatives, the flexibility of its business model, the unrivalled network that LATAM has developed over the years and its continuing customer focus.

One of the Company’s key priorities is to maintain competitiveness across its markets and its cost saving initiatives have proven effective in 2018 as cost per ASK declined by 2.6% compared to 2017, while cost per ASK excluding fuel declined by 10.8% in the same period. In February 2019, LATAM inaugurated a maintenance hangar at Guarulhos International Airport, Sao Paulo, which will provide an estimated annual cost reduction of approximately US$5,5 million. This facility has the capacity to serve seven wide body aircraft simultaneously or up to 19 narrow body aircraft in a space of more than 65,000 m2.

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In 2018, LATAM also achieved significant milestones that will enhance its future business performance: i) a US$2.2 billion reduction in fleet commitments between 2018 and 2021; ii) the announcement of the intention to acquire the minority interest in Multiplus, which was approved by the CVM in February 2019, enabling the company to launch a tender offer; and iii) the approval from all relevant Latin American authorities required to implement the Joint Business Agreements (JBAs) between LATAM and American Airlines and IAG. In addition, in February 2019, LATAM raised its voting shares in TAM S.A. by 2%, increasing from 49% to 51% ownership. This will generate administrative efficiencies, but the management and operation of LATAM Airlines Brazil will remain unchanged.

In 2018, LATAM further consolidated its position as the leading airline group in Latin America and one of the largest in the world, transporting 69 million passengers to five continents. Over the course of the year, LATAM and its affiliates launched 28 new routes including seven new destinations (San José de Costa Rica, Rome, Lisbon, Boston, Las Vegas, Pisco and Tel Aviv).

In addition to sustainable network expansion, both through new routes and the proposed JBAs, and the consolidation of our new sales model on international routes, one of LATAM’s priorities over the next few years is to improve the travel experience for its customers by investing in its onboard product and digital tools. LATAM will invest an unprecedented US$400 million to transform the majority of our aircraft cabins over the next two years. In line with LATAM’s unbundled fare model, the new cabins are designed to offer an industry-leading on-board experience with more options, flexibility and personalization to better serve different passengers. The Group is also investing in the digital experience through the development of its mobile app, website and various automated airport services to provide customers with more flexibility and control. As part of these initiatives, LATAM Airlines Brazil introduced onboard connectivity in Brazil in September 2018 and now offers Wi-Fi on 100% of its flights between Congonhas and Santos Dumont.

LATAM would like to thank all its employees for their continuous efforts over the year, helping us develop a unique regional network in Latin America. Together, the Group successfully implemented its strategic initiatives, allowing it to compete effectively in each of its markets and to grow during a challenging year, in which LATAM carried 1.3 million additional passengers in its domestic operations and almost 400,000 in its international operations despite increased competition. LATAM would particularly like to thank its customers for their continued support and express its commitment to continue providing the best connectivity and service in Latin America.

management discussion and analysis of FOURTH Quarter 2018 Results

Total revenues in fourth quarter 2018 totaled US$2,788.3 million compared to US$2,767.6 million in fourth quarter 2017. The 0.8% increase is mainly a result of a 2.3% increase in passenger revenues, partially offset by a 7.4% and 4.5% decrease in the cargo segment and other revenues, respectively. Passenger and cargo revenues accounted for 83.5% and 11.2% of total operating revenues, respectively in fourth quarter 2018.

Total revenues for full year 2018 reached US$10,368.2 million compared to US$10,163.8 million in 2017. The 2.0% increase is mainly explained by a 2.5% increase in passenger revenues, as well as the 6.0% increase in cargo, partially offset by a 14.0% decrease in other revenues. Passenger and cargo revenues accounted for 84.0% and 11.4% of total operating revenues, respectively, for full year 2018.

Passenger revenues increased 2.3% during the quarter as a result of a 6.5% increase in capacity, offset by a decrease of 4.0% in consolidated passenger unit revenue (RASK). The passenger RASK decline resulted from a 1.6% yield reduction, together with a load factor decline of 2.0 p.p., mainly as a result of the devaluation and volatility of the currencies in the region.

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Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended December 31
	RASK			ASK		Load Factor
	(US cents)			(millions)
	4Q18	% Change (YoY)		4Q18	% Change (YoY)	4Q18	% Change (YoY)

Bussines Unit
Domestic SSC	7.0	-8.2%		6,769	7.1%	82.3%	-0,1 pp
Domestic Brazil	6.7	-6.2	%*	9,680	4.4%	83.6%	-1,1 pp
International	5.8	-9.1%		20,758	7.4%	83.1%	-3,1 pp
Total	6.3	-4.0	%**	37,207	6.5%	83.0%	-2.0 pp

*RASK in domestic Brazil increased 10.2% measured in BRL excluding the proportional margin contribution from Multiplus

**RASK including IAS21 and IAS29 effect.

Note: revenues include ticket revenue, breakage, ancillary, frequent flyer program revenues and other revenues

The domestic operations of LATAM Airlines Group’s Spanish speaking country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 20.4% of total passenger revenue in the quarter. Their consolidated capacity increased 7.1% year-over-year, while traffic measured in RPK rose 7.0%. As a result, consolidated load factor was maintained at 82.3%. Revenues per ASK in USD decreased 8.2% in the quarter, impacted by the depreciation of local currencies, especially the Argentinean peso, and a hard comparison base in Colombia due to the pilot strike of one of our competitors during 2017. We continue to transport more passengers, while maintaining load factors on average above 80% and increasing ancillary revenue generation.

In Brazil’s domestic passenger operation – which represented 27.9% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 4.4% year-over-year, strengthening its connectivity especially at the Guarulhos hub. On the other hand, traffic measured in RPK increased 3.0% year-over-year, thus resulting in a 1.1 p.p. decline in the load factor to 83.6%. Revenues per ASK decreased 6.2% in USD exclusively as a result of the devaluation of the Brazilian real, as in local currency revenues per ASK increased by 10.2% year-over-year.

International passenger operations accounted for 51.7% of total passenger revenues. Consolidated capacity increased by 7.4% year-over-year in the quarter, while international traffic rose 3.5%. As a result, passenger load factors declined by 3.1 p.p. to 83.1%. Consolidated RASK declined 9.1%, mainly driven by lower demand from Argentina and capacity pressure in long haul routes from Brazil, partially offset by routes from affiliates in the Spanish Speaking Countries both to the US and Europe.

Cargo revenues decreased by 7.4% in the quarter, driven by a decline of 6.6% in cargo yields while cargo capacity increased by 1.1% as compared to the fourth quarter of 2017. Import markets showed a decline year-over-year, driven by the weaker currencies in Brazil and Argentina. This was partially offset by an improvement in export markets, especially salmon from Chile. As a result, cargo revenues per ATK declined by 8.4% in comparison to the same quarter for the previous year.

Other revenues totaled US$149.0 million in the fourth quarter 2018, a 4.5% decrease compared to the same period of last year. This year-over-year decline is due to lower revenues derived from Multiplus, driven by the devaluation of the Brazilian real, and lower revenues generated by LATAM Travel.

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Total operating expenses in the fourth quarter amounted to US$2,493.2 million, a 0.2% decline compared to the same period of 2017, despite the 27.9% increase in fuel costs during the quarter. LATAM was able to offset the increase of the cost in fuel through its cost contention initiatives. On the other hand, there were benefits associated to the impact of the depreciation of the currencies over the costs denominated in those currencies. Total expenses excluding fuel, amounted to US$1,660.8 million, a 10.1% decline compared to fourth quarter 2017 and, together with a capacity increase of 6.5% in the quarter, resulted in a cost per ASK excluding fuel cost decline of 15.6% year-over-year. Changes in operating expenses were mainly explained by:

•	Wages and benefits decreased 10.3%, explained by the 4.4% decline in the average headcount during the quarter, in line with the company’s cost efficiency efforts, as well as the depreciation of local currencies.
•	Fuel costs rose 27.9%, mainly as a result of the 18.2% increase in the average fuel price per gallon (excluding hedge) as compared to the fourth quarter of 2017, as well as a 6.5% increase in gallons consumed. The Company recognized a US$4.1 million gain related to hedging contracts, compared to US$13.6 million gain for the same quarter of 2017.
•	Commissions to agents increased by US$9.2 million due to a reversal of a provision in passenger commissions in fourth quarter 2017. Excluding this effect, commissions to agents would have decreased 10.8%, in line with the reduction for the full year in commissions to agents.
•	Depreciation and amortization decreased 2.5% due to the positive impact of the 17.3% year-over-year depreciation of the Brazilian real in the quarter, partially offset by three more on-balance aircraft compared to the same period of 2017.
•	Other rental and landing fees decreased 0.9%, mainly due to lower aeronautical rates out of the region (US and Europe), partially offset by an increase in ground handling costs as the Company outsourced part of this activities during 2018.
•	Passenger service expenses decreased by 32.9% as a result of a lower rate of passenger contingencies during the quarter compared to the same period of 2017.
•	Aircraft rentals decreased 3.2%, due to a decrease in the average unit cost of fleet under operating leases, partially offset by three more aircraft under operating lease compared to the same period 2017.
•	Maintenance expenses decreased 29.4%, mainly explained by lower costs associated with the return of aircraft and the depreciation of the Brazilian real.
•	Other operating expenses decreased 17.8%, due to lower expenses in advertising and marketing, as well as a decline in costs related to the passenger service system, as the company unified its reservation platform across the entire airline group.

Non-operating results

•	Interest income increased by US$7.0 million to US$19.0 million in fourth quarter 2018 as compared to the same period 2017 as a result of a one-time gain in interests associated with PIS/COFINS tax payments that where reversed in the fourth quarter 2018.
•	Interest expense decreased by 3.0% to US$87.5 million in fourth quarter 2018 from US$90.2 million in the same period 2017 mainly due to gross debt reduction of 8.0%.
•	Under Other income (expense), the Company’s results were neutral (net gain of US$0.2 millions), an increase of US$54.5 million compared with the same period of 2017 mainly explained by US$12.1 million foreign exchange loss in fourth quarter 2018, compared to a US$67.0 million foreign exchange loss in the fourth quarter 2017.

Net income in the fourth quarter amounted to US$148.7 million, an increase of US$81.5 million compared with the same period of 2017 mainly explained by an increase of US$25.1 million in the operating income and an increase of US$64.3 million in the non-operating result.

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LIQUIDITY AND FINANCING

By the end of the quarter, LATAM´s gross financial debt amounted to US$7.3 billion, a US$629.9 million reduction compared to the last year, thus decreasing its leverage to 4.3x from 4.5x in September 2018. For 2019, the Company has roughly US$986 million in debt maturities.

The preliminary estimates regarding the adoption of IFRS16 starting in January 2019, show an increase in LATAM’s operational margin of approximately 1.6% compared to previous accounting standards. In addition, our estimates show a decline in leverage of 0.4x as compared to current 4.3x level, as the adjustment of the aircraft rentals by 7x represents a higher amount than current net present value of those same rentals.

At the end of the fourth quarter 2018, LATAM reported US$1,404 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$600 million of an undrawn revolving credit facility2 (RCF) line, which remained at the same level compared to the previous quarter. Thus, LATAM’s liquidity position amounted to 19.3% of the last twelve months’ net revenue by December 31, 2018.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	1Q19	2Q19	3Q19	4Q19

Hedge positions
Estimated Fuel consumption hedged	66%	63%	40%	15%

LATAM FLEET PLAN

LATAM maintains the wet lease contracts of two Airbus A330 with the Spanish airline Wamos and 2 Boeing 777-200 with Boeing Capital. These aircraft were leased in order to mitigate the impact of fewer Boeing 787 aircraft available due to the extension of Rolls Royce’s engine maintenance program.

Fleet commitments for 2019 amount to US$1,197 million, with approximately US$540 million accounting for capital expenditures. For 2020, expected fleet commitments amount to US$708 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

2 Subject to borrowing base availability

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The table below reflects the updated fleet plan of LATAM until 2021:

By year end	2018	2019E	2020E	2021E

Passenger Aircraft
Narrow Body
Airbus A319-100	46	46	41	41
Airbus A320-200	126	122	121	111
Airbus A320 Neo	4	13	18	24
Airbus A321-200	49	49	49	49
Airbus A321 Neo	-	-	4	9
TOTAL	225	230	233	234

Wide Body
Boeing 767-300	35	30	28	28
Airbus A350-900	7	10	12	15
Boeing 777-300 ER	10	10	10	10
Boeing 787-8	10	10	10	10
Boeing 787-9	14	16	18	20
TOTAL	76	76	78	83

Cargo Aircraft
Boeing 767-300F	9	9	10	10
TOTAL	9	9	10	10

TOTAL OPERATING FLEET	310	315	321	327

Subleases
Airbus A320-200	5	5	5	5
Airbus A350-900	2	3	1	-
Boeing 767-300F	1	2	2	2
TOTAL	8	10	8	7

TOTAL FLEET	318	325	329	334

Fleet Commitment (US$ million)	311	1,197	708	1,118

GUIDANCE

		2018		2019
		Guidance	Actual	Guidance

ASK Growth (Passenger)	Total Network	4% - 6%	5.0%	4% - 6%
	International	5% - 7%	6.1%	3% - 5%
	Brazil Domestic	2% - 4%	3.7%	2% - 4%
	SSC Domestic	4% - 6%	3.5%	8% - 10%

ATK Growth (Cargo)		1% - 3%	4.7%	1% - 3%

Operating Margin		6.5% - 8.0%	6.8%	7.0% - 9.0%

LATAM filed its quarterly financial statements for the three-month period ended December 31, 2018 with the Comisión para el Mercado Financiero of Chile on March 12, 2019. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

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About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 146 destinations in 26 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 41.000 people worldwide, operating more than 1,300 flights per day and transporting 69 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 320 aircraft average an age of around nine years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2018 (in thousands of US Dollars)

	For the three month period ended December 31
	2018	2017	% Change

REVENUE
Passenger	2,327,250	2,274,578	2.3%
Cargo	312,062	337,020	-7.4%
Other	149,031	155,981	-4.5%
TOTAL OPERATING REVENUE	2,788,343	2,767,579	0.8%

EXPENSES
Wages and Benefits	-466,338	-519,783	-10.3%
Aircraft Fuel	-832,354	-650,909	27.9%
Commissions to Agents	-59,317	-50,125	18.3%
Depreciation and Amortization	-247,459	-253,725	-2.5%
Other Rental and Landing Fees	-311,504	-314,429	-0.9%
Passenger Services	-55,469	-82,636	-32.9%
Aircraft Rentals	-132,149	-136,472	-3.2%
Aircraft Maintenance	-82,780	-117,234	-29.4%
Other Operating Expenses	-305,820	-372,242	-17.8%
TOTAL OPERATING EXPENSES	-2,493,190	-2,497,555	-0.2%

OPERATING INCOME	295,153	270,024	9.3%
Operating Margin	10.6%	9.8%	0.8 pp

Interest Income	19,026	12,039	58.0%
Interest Expense	-87,490	-90,233	-3.0%
Other Income (Expense)	244	-54,284	-100.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	226,933	137,546	65.0%
Income Taxes	-64,951	-65,901	-1.4%

INCOME BEFORE MINORITY INTEREST	161,982	71,645	126.1%

Attributable to:
Shareholders	148,658	67,164	121.3%
Minority Interest	13,324	4,481	197.3%

NET INCOME	148,658	67,164	121.3%
Net Margin	5.3%	2.4%	2.9 pp

Effective Tax Rate	-28.6%	-47.9%	19.3 pp

EBITDA	542,612	523,749	3.6%
EBITDA Margin	19.5%	18.9%	0.5 pp.

EBITDAR	674,761	660,221	2.2%
EBITDAR Margin	24.2%	23.9%	0.3 pp.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the twelve-month period ended December 2018 (in thousands of US Dollars)

	For the twelve month period ended December 31
	2018	2017	% Change

REVENUE
Passenger	8,708,988	8,494,477	2.5%
Cargo	1,186,468	1,119,430	6.0%
Other	472,758	549,889	-14.0%
TOTAL OPERATING REVENUE	10,368,214	10,163,796	2.0%

EXPENSES
Wages and Benefits	-1,819,969	-2,023,634	-10.1%
Aircraft Fuel	-2,983,028	-2,318,816	28.6%
Commissions to Agents	-222,506	-252,474	-11.9%
Depreciation and Amortization	-981,645	-1,001,625	-2.0%
Other Rental and Landing Fees	-1,217,647	-1,172,129	3.9%
Passenger Services	-280,279	-288,662	-2.9%
Aircraft Rentals	-538,347	-579,551	-7.1%
Aircraft Maintenance	-382,242	-430,825	-11.3%
Other Operating Expenses	-1,237,432	-1,381,546	-10.4%
TOTAL OPERATING EXPENSES	-9,663,095	-9,449,262	2.3%

OPERATING INCOME	705,119	714,534	-1.3%
Operating Margin	6.8%	7.0%	-0.2 pp

Interest Income	53,253	78,695	-32.3%
Interest Expense	-356,269	-393,286	-9.4%
Other Income (Expense)	-105,074	-25,725	308.5%

INCOME BEFORE TAXES AND MINORITY INTEREST	297,029	374,218	-20.6%
Income Taxes	-83,782	-173,504	-51.7%

INCOME BEFORE MINORITY INTEREST	213,247	200,714	6.2%

Attributable to:
Shareholders	181,935	155,304	17.1%
Minority Interest	31,312	45,410	-31.0%

NET INCOME	181,935	155,304	17.1%
Net Margin	1.8%	1.5%	0.2 pp

Effective Tax Rate	-28.2%	-46.4%	18.2 pp

EBITDA	1,686,764	1,716,159	-1.7%
EBITDA Margin	16.3%	16.9%	-0.6 pp.

EBITDAR	2,225,111	2,295,710	-3.1%
EBITDAR Margin	21.5%	22.6%	-1.1 pp.

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LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the twelve month period ended
	December 31			December 31
	2018	2017	% Change	2018	2017	% Change
Costs per ASK (US Cent)	6.7	7.2	-6.3%	6.7	6.9	-2.6%
Costs per ASK ex fuel (US Cents)	4.5	5.3	-15.6%	4.7	5.2	-10.8%
Fuel Gallons Consumed (millions)	317.1	297.8	6.5%	1,205.2	1,156.1	4.2%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.5	-0.1%	8.4	8.5	-0.7%
Fuel Price (with hedge) (US$ per gallon)	2.64	2.17	21.4%	2.49	2.00	24.7%
Fuel Price (without hedge) (US$ per gallon)	2.64	2.23	18.2%	2.51	2.01	25.1%
Average Trip Length (km)	1,695	1,687	0.5%	1,731	1,723	0.4%
Total Number of Employees (average)	41,097	42,985	-4.4%	41,880	43,593	-3.9%
Total Number of Employees (end of the period)	41,170	43,095	-4.5%	41,170	43,095	-4.5%

Passenger
ASKs (millions)	37,207	34,927	6.5%	143,265	136,398	5.0%
RPKs (millions)	30,900	29,710	4.0%	119,077	115,693	2.9%
Passengers Transported (thousands)	18,232	17,614	3.5%	68,806	67,146	2.5%
Load Factor (based on ASKs) %	83.0%	85.1%	-2.0 pp	83.1%	84.8%	-1.7 pp
Yield based on RPKs (US Cents)	7.5	7.7	-1.6%	7.3	7.3	-0.4%
Revenues per ASK (US cents)	6.3	6.5	-4.0%	6.1	6.2	-2.4%

Cargo
ATKs (millions)	1,659	1,642	1.1%	6,498	6,230	4.3%
RTKs (millions)	951	959	-0.9%	3,583	3,421	4.7%
Tons Transported (thousands)	237	246	-3.8%	921	896	2.8%
Load Factor (based on ATKs) %	57.3%	58.4%	-1.1 pp	55.1%	54.9%	0.2 pp
Yield based on RTKs (US Cents)	32.8	35.1	-6.6%	33.1	32.7	1.2%
Revenues per ATK (US Cents)	18.8	20.5	-8.4%	18.3	18.0	1.6%

11

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31	As of December 31
	2018	2017

Assets:

Cash, and cash equivalents	1,081,642	1,142,004
Other financial assets	383,984	559,919
Other non-financial assets	320,977	221,188
Trade and other accounts receivable	1,162,582	1,214,050
Accounts receivable from related entities	2,931	2,582
Inventories	279,344	236,666
Tax assets	69,134	77,987
Non-current assets and disposal groups held for sale	5,768	291,103
Total current assets	3,306,362	3,745,499

Other financial assets	58,700	88,090
Other non-financial assets	233,741	220,807
Accounts receivable	5,381	6,891
Intangible assets other than goodwill	1,441,072	1,617,247
Goodwill	2,294,072	2,672,550
Property, plant and equipment	9,953,365	10,065,335
Tax assets	757	17,532
Deferred tax assets	273,327	364,021
Total non- current assets	14,260,415	15,052,473

Total assets	17,566,777	18,797,972

Liabilities and shareholders' equity:

Other financial liabilities	1,430,789	1,300,949
Trade and other accounts payables	1,674,303	1,695,202
Accounts payable to related entities	382	760
Other provisions	4,794	2,783
Tax liabilities	3,738	3,511
Other non-financial liabilities	2,454,746	2,823,963
Liabilities included in disposal groups classified as held for sale	-	15,546
Total current liabilities	5,568,752	5,842,714

Other financial liabilities	5,864,910	6,605,508
Accounts payable	483,656	498,832
Other provisions	303,495	374,593
Deferred tax liabilities	872,121	949,697
Employee benefits	82,365	101,087
Other non-financial liabilities	644,702	158,305
Total non-current liabilities	8,251,249	8,688,022

Total liabilities	13,820,001	14,530,736

Share capital	3,146,265	3,146,265
Retained earnings	597,675	475,117
Treasury Shares	(178)	(178)
Other reserves	(76,926)	554,885
Equity attributable to the parent company’s equity holders	3,666,836	4,176,089
Minority interest	79,940	91,147

Total net equity	3,746,776	4,267,236

Total liabilities and equity	17,566,777	18,797,972

12

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31, 2018	As of December 31, 2017

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	10,787,805	10,595,718
Other cash receipts from operating activities	95,099	73,668

Payments for operating activities
Payments to suppliers for goods and services	(7,331,390)	(6,722,713)
Payments to and on behalf of employees	(1,789,022)	(1,955,310)
Other payments for operating activities	(255,988)	(223,706)
Income Taxes refunded (paid)	(29,186)	(91,986)
Other cash inflows (outflows)	39,612	(8,931)

Net cash flows from operating activities	1,516,930	1,666,740

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	69,724	6,503
Cash flows used in the purchase of non-controlling interest	(2)	-
Other cash receipts from sales of equity or debt instruments of other entities	3,645,608	3,248,693
Other payments to acquire equity or debt instruments of other entities	(3,548,239)	(3,106,411)
Amounts raised from sale of property, plant and equipment	223,753	51,316
Purchases of property, plant and equipment	(660,707)	(403,666)
Purchases of intangible assets	(96,206)	(87,318)
Interest Received	10,175	12,684
Other cash inflows (outflows)	(2,476)	(9,223)

Net cash flows used in investing activities	(358,370)	(287,422)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	779,062	1,305,384
Amounts raised from short-term loans	293,000	132,280
Loans repayment	(1,045,662)	(1,829,191)
Payments of finance lease liabilities	(692,687)	(344,901)
Dividends paid	(72,620)	(66,642)
Interest paid	(357,355)	(389,724)
Other cash inflows (outflows)	44,053	13,706

Net cash flows from (used in) financing activities	(1,052,209)	(1,179,088)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	106,351	200,230
Effects of variations in the exchange rate on cash and equivalents	(166,713)	(7,553)
Net increase (decrease) in cash and cash equivalents	(60,362)	192,677

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,142,004	949,327

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,081,642	1,142,004

13

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31	As of December 31
	2018	2017

Total Assets	17,566,777	18,797,972
Total Liabilities	13,820,001	14,530,736
Total Equity*	3,746,776	4,267,236
Total Liabilities and Shareholders equity	17,566,777	18,797,972

Debt
Current and long term portion of loans from financial institutions	5,636,872	6,782,135
Current and long term portion of obligations under capital leases	1,624,854	1,109,505
Total Gross Debt	7,261,726	7,891,640
Cash and cash equivalents	-1,404,070	-1,614,236
Total Net Debt	5,857,656	6,277,404
Plus: 7 x last twelve months'aircraft rent	3,768,429	4,056,864
Adjusted Net Debt	9,626,085	10,334,268

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31
	2018	2017

Cash and Equivalents as % of LTM revenues	13.5%	15.9%

Adjusted Gross Debt (US$ thousands)	11,030,155	11,948,504
Adjusted Gross Debt / EBITDAR (LTM)	5.0	5.2

Adjusted Net Debt (US$ thousands)	9,626,085	10,334,268
Adjusted Net Debt / EBITDAR (LTM)	4.3	4.5

Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 19.3%

14

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2018
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	34	92	126
Airbus A320- Neo	3	1	4
Airbus A321-200	19	30	49
Airbus A350-900	3	4	7
Boeing 767-300	2	33	35
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	90	211	301

Cargo Aircraft
Boeing 767-300F	1	8	9
TOTAL	1	8	9

Short-term leases
Boeing 777-200	-	2	2
TOTAL SHORT-TERM LEASES	0	2	2

TOTAL OPERATING FLEET	91	221	312

Subleases
Airbus A320-200	-	5	5
Airbus A350-900	1	1	2
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	1	7	8

TOTAL FLEET	92	228	320

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer